UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of September 2009

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8° andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒        Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐        No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:    ☐        No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐        No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TELE NORTE LESTE PARTICIPAÇÕES S.A.

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYERS’ REGISTRY No. (CNPJ/MF) 02.558.134/0001-58

BOARD OF TRADE (NIRE) No. 33 300 26253-9

EXCERPT OF ITEM 10(iv) FROM THE MINUTES OF THE 332nd EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS, HELD ON AUGUST 27, 2009.

As secretary of the meeting of the Board of Directors, held on this day, I CERTIFY that Item 10(iv) of the Agenda “Corporate Acts: (iv) election of the Company’s Statutory Officer,” included in the minutes from the 332nd meeting of the Board of Directors of Tele Norte Leste Participações S.A, held on August 27, 2009, at 09:30 am, at the offices of the controlling company, at Praia de Botafogo No. 300 – 11th Floor, Room 1101, Botafogo, in the City of Rio de Janeiro, State of Rio de Janeiro, reads as follows:

“Finally, (iv) the appointment of Mr. Francisco Aurélio Sampaio Santiago, as qualified below, as an officer of the Company was unanimously approved. The Board of Directors recorded the Company’s Executive Board, which is composed of the following officers, as of this day: (a) Chief Executive Officer: LUIZ EDUARDO FALCO PIRES CORRÊA, Brazilian, married, engineer, bearer of the identity card (RG) No. 6056736, issued by SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 052.425.988-75, with the address of Rua Humberto de Campos No. 425, 8th Floor, in the City of Rio de Janeiro, State of Rio de Janeiro; (a) Executive Officer, without specific assignment, and Investor Relations Officer, ALEX WALDEMAR ZORNIG, Brazilian, married, business administrator, bearer of the identity card (RG) No. 9415053, issued by SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 919.584.158-04, with the address of Rua Humberto de Campos No. 425, 8th Floor, in the City of Rio de Janeiro, State of Rio de Janeiro; (c) Executive Officer, without specific assignment, JULIO CESAR PINTO, Brazilian, separated, accountant, bearer of the identity card (RG) No. 24.027-5, issued by CRC/RJ, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 205.088.327-72, with the address of Rua Humberto de Campos No. 425, 8th Floor, in the City of Rio de Janeiro, State of Rio de Janeiro; (d) Executive Officer, without specific assignment: PAULO ALTMAYER GONÇALVES, Brazilian, married, engineer, bearer of the identity card (RG) No. 8002420647, issued by SJS/RS, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 153.421.660-04, with the address of Rua Humberto de Campos No. 425, 8th Floor, in the City of Rio de Janeiro, State of Rio de Janeiro; and (e) Executive Officer, without specific assignment: FRANCISCO AURÉLIO SAMPAIO SANTIAGO, Brazilian, married, engineer, bearer of the identity card (RG) No. 244543, issued by SSP/SE, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 145.053.631-04, with the address of Rua Humberto de Campos No. 425, 8th Floor, in the City of Rio de Janeiro, State of Rio de Janeiro. All executive officers shall remain in office until the first meeting of this Board to follow the August 2010 Ordinary Shareholders Meeting.”

A majority of the members of the Board of Directors were in attendance, and the following signed the minutes: (/s/) José Mauro M. Carneiro da Cunha - President, Lúcio Otávio Ferreira (Alternate), Caio Marcelo de Medeiros Melo, Fernando Magalhães Portella, Alexandre Jereissati Legey and Pedro Jereissati.

Rio de Janeiro, August 27, 2009.

José Augusto da Gama Figueira

Secretary

TELE NORTE LESTE PARTICIPAÇÕES S/A

Excerpt of Item 10(iv) from the Minutes of the 332nd Extraordinary Meeting of the Board of

Directors, Held on August 27, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2009

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer and Investor Relations Officer